SEYFARTH SHAW LLP

131 South Dearborn Street

Suite 4200

Chicago, Illinois 60610

Writer’s direct phone: (312) 460-5961

Writer’s e-mail: rweber@seyfarth.com

December 2, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Plan Investment Fund, Inc. (the “Company”)

Dear Sirs:

In connection with the Post-Effective Amendment No. 32 to the Company’s Registration Statement on Form N-1A, No. 299584 (the “Amendment”) being filed with the Commission on the date hereof, please note that the Prospectus and Statement of Additional Information contained in the Amendment relate only to the Company’s new Ultrashort Duration Government Portfolio and Ultrashort Duration Bond Portfolio, and not the Company’s existing Government/REPO Portfolio or Money Market Portfolio.

Please contact the undersigned if you have any questions or comments concerning this filing.

Very truly yours,

/s/ Robert F. Weber

Robert F. Weber

RFW/ko

cc:	Mr. Dale E. Palka
Mr. Joseph S. Castellon